SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TULARIK INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

899165104

(CUSIP Number)

Steven M. Odre, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

with a copy to:

Charles K. Ruck, Esq.

Latham & Watkins

650 Town Center Drive

Twentieth Floor

Costa Mesa, California 92626-1925

(714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

SCHEDULE 13D

CUSIP No. 899165104	Page 2 of 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Amgen Inc. I.R.S. Employer Identification No. 95-3540776

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 9,500,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 9,500,000 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%

14.	TYPE OF REPORTING PERSON CO

The statement on Schedule 13D filed by Amgen Inc. (“Amgen”) on June 5, 2003 (the “Initial Statement”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tularik Inc., a Delaware corporation (the “Issuer”), is hereby amended by this Amendment No. 1 to the Schedule 13D.

Unless otherwise indicated herein, each capitalized term used but not defined shall have the meaning ascribed to such term in the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and supplemented with the following:

On June 27, 2003, Amgen acquired beneficial ownership of the 3,500,000 Initial Issuer Shares in accordance with the terms of the Issuer Stock Purchase Agreement. As contemplated in the Issuer Stock Purchase Agreement, the Issuer and Amgen have entered into a Registration Rights Agreement dated June 27, 2003 (the “Amgen Registration Rights Agreement”) pursuant to which Amgen may require the Issuer to register for resale all of the Pharma Vision Shares and the Issuer Shares.

All funds for the purchase of the Initial Issuer Shares were obtained from the working capital of Amgen.

The Issuer Stock Purchase Agreement has previously been filed as Exhibit 3 to the Initial Statement and is incorporated by reference herein. The Amgen Registration Rights Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated in its entirety with the following:

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 9,500,000

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 9,500,000

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 16.1% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having 55,487,979 outstanding shares of Common Stock as of May 7, 2003, as stated in the Issuer Stock Purchase Agreement, and the Issuer issuing 3,500,000 new shares of Common Stock to Amgen under the Issuer Stock Purchase Agreement.

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) As described in Items 3 and 4 of the Initial Statement, Amgen has entered into the Pharma Vision Stock Purchase Agreement and the Issuer Stock Purchase Agreement within the last 60 days. Except as disclosed herein and in the Initial Statement, the Reporting Persons have not effected any other transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by Amgen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented with the following:

Item 3 above summarizes certain provisions of the Amgen Registration Rights Agreement. A copy of the Amgen Registration Rights Agreement is attached hereto as Exhibit 5 and incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1†	Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003, as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

Exhibit 2†	Stock Purchase Agreement, dated May 21, 2003, by and between Amgen Inc., a Delaware corporation, and ZKB Pharma Vision AG, a company organized under the laws of Switzerland.

Exhibit 3†	Stock Purchase Agreement dated May 21, 2003 by and between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 4	Amended and Restated Registration Rights Agreement dated August 15, 1999 by and among Tularik Inc., a Delaware corporation, those individuals and entities set forth on the Schedule of Rights Holders attached thereto as Exhibit A and the holders of warrants to purchase Tularik’s Series H Preferred Stock set forth on the Schedule of Warrantholders attached thereto as Exhibit B (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-89177) and incorporated herein by reference).

Exhibit 5	Registration Rights Agreement dated June 27, 2003 between Amgen Inc., a Delaware Corporation, and Tularik Inc., a Delaware corporation.

†	Previously filed with the Initial Statement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 30, 2003	AMGEN INC.

	By:	/s/ STEVEN M. ODRE

	Name:	Steven M. Odre
	Title:	Senior Vice President, General Counsel and Secretary